SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                    Systems & Computer Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    871873105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Elizabeth F. Bosco
                              Tocqueville Asset Management L.P.
                              1675 Broadway
                              New York, NY 10019
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 10, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   871873105
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tocqueville Asset Management L.P.


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,511,640

8.   SHARED VOTING POWER



9.   SOLE DISPOSITIVE POWER

     1,544,940

10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,544,940

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.57%

14.  TYPE OF REPORTING PERSON

      PN

CUSIP No.  871873105
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

      No Change

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

      No Change.


--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

      No change.
--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

      The Reporting Person sold 334,330 Shares on behalf of its clients in the ordinary course of its business activities.

      No further changes.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

      As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 1,544,940 Shares, or 4.57% of the outstanding Shares of the Issuer, based upon the 33,818,000 Shares outstanding as of August 8, 2003, according to the Issuer's most recently published Form 10-Q.

      The Reporting Person has the sole power to vote or direct the vote of the 1,511,640 Shares to which this filing relates.

      The Reporting Person has the sole power to dispose or direct the disposition of the 1,544,940 Shares to which this filing relates.

      The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

      The trading date, number of Shares sold and the price per Share for all transactions in the Shares that were effected during the past 60 days are set forth in Exhibit A attached hereto and was effected through broker transactions.

      As of October 10, 2003, the reporting person ceased to be the beneficial owner of more than five percent of the Shares.
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      No change.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.



      Exhibit A: Schedule of Transactions in the Shares of the Issuer.

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                October 21, 2003
                                    ----------------------------------------
                                                 (Date)


                                          TOCQUEVILLE ASSET MANAGEMENT L.P.*

                                          BY: /s/ Elizabeth F. Bosco*
                                        ----------------------------------------
                                          Name: Elizabeth F. Bosco
                                          Title: Compliance Officer


* The Reporting Person specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interests therein.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A
                           Transactions in the Shares
                           --------------------------



    Transaction           Trade                                  Trade
    Type                  Date                Quantity           Amount

    Sold                   9/9/2003                330            $3,813.41
    Sold                  9/10/2003                150            $1,631.25
    Sold                  9/10/2003                150            $1,631.25
    Sold                  9/10/2003                200            $2,174.99
    Sold                  9/16/2003              4,125           $45,369.15
    Sold                  9/16/2003                275            $3,024.61
    Sold                  9/16/2003                440            $4,839.38
    Sold                  9/16/2003              1,210           $13,308.28
    Buy                   9/16/2003                550            $6,191.02
    Sold                  9/30/2003              3,375           $35,194.34
    Sold                  9/30/2003                225            $2,346.29
    Sold                  9/30/2003                360            $3,754.06
    Sold                  9/30/2003                990           $10,323.68
    Sold                  10/3/2003                100            $1,243.00
    Sold                  10/3/2003                300            $3,729.02
    Sold                  10/3/2003                200            $2,486.01
    Sold                  10/3/2003                300            $3,729.62
    Sold                  10/3/2003                500            $6,216.04
    Sold                  10/3/2003                500            $6,216.04
    Sold                  10/3/2003                300            $3,729.30
    Sold                  10/3/2003                350            $4,350.85
    Sold                  10/3/2003                150            $1,864.65
    Sold                  10/3/2003                300            $3,729.47
    Sold                  10/3/2003                450            $5,594.20
    Sold                  10/3/2003                250            $3,107.89
    Sold                  10/3/2003                200            $2,475.51
    Sold                  10/3/2003                700            $8,701.42
    Sold                  10/3/2003                300            $3,729.92
    Sold                  10/3/2003              2,000           $24,866.13
    Sold                  10/3/2003                700            $8,703.14
    Sold                  10/3/2003              2,900           $36,055.88
    Sold                  10/3/2003                100            $1,243.31
    Sold                  10/3/2003                100            $1,242.93
    Sold                  10/3/2003                300            $3,728.79
    Sold                  10/3/2003                100            $1,242.93
    Sold                  10/7/2003              1,200           $15,914.37
    Sold                  10/7/2003              1,600           $21,219.15
    Sold                  10/7/2003              4,200           $55,703.28
    Sold                  10/7/2003              9,600          $127,321.78
    Sold                  10/7/2003              4,000           $53,050.74
    Sold                  10/7/2003              1,200           $15,915.22
    Sold                  10/7/2003              6,000           $79,576.11
    Sold                  10/7/2003              5,800           $76,921.84
    Sold                  10/7/2003              2,600           $34,624.13
    Sold                  10/7/2003              1,400           $18,643.76
    Sold                  10/7/2003                200            $2,663.39
    Sold                  10/7/2003                450            $5,992.64
    Sold                  10/7/2003                550            $7,324.33
    Sold                  10/7/2003              1,000           $13,316.97
    Sold                  10/7/2003                600            $7,990.19
    Sold                  10/7/2003             11,000          $146,486.71
    Sold                  10/7/2003             29,600          $394,182.42
    Sold                  10/7/2003              2,600           $34,624.13
    Sold                  10/7/2003              7,200           $95,882.21
    Sold                  10/7/2003              9,200          $122,516.16
    Sold                  10/9/2003             24,000          $317,745.06
    Sold                  10/9/2003             23,000          $304,505.68
    Sold                  10/9/2003              3,000           $39,718.13
    Sold                  10/10/2003            35,600          $470,325.09
    Sold                  10/10/2003            15,900          $210,060.92
    Sold                  10/10/2003            31,800          $420,121.84
    Sold                  10/10/2003            16,700          $220,630.03







 52276.0001 #435379